Dreyfus Premier International Growth Fund

ANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier International Growth Fund, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Remi Browne.

The global economy once again demonstrated its resiliency over the past year, expanding at a steady pace despite the headwinds of soaring energy prices, higher U.S. interest rates and the dislocations caused by a series of natural disasters. Unlike the U.S. stock market, which traded within a relatively narrow range for much of 2005, international stocks rallied amid improving business conditions in many regions, particularly the emerging markets of Asia, Latin America and Eastern Europe. However, a strengthening U.S. dollar relative to other major currencies eroded some of those returns for U.S. investors.

As the end of 2005 approaches, investors' reactions to changes in the economic outlook for the United States and China, as well as the effects of higher fuel and commodity prices on inflation, may set the tone for the international markets in 2006. As always, we encourage you to talk to your financial advisor, who can help you diversify your portfolio in a way that allows you to participate in the longer-term gains of the world's financial markets while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Remi Browne, Portfolio Manager

How did Dreyfus Premier International Growth Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2005, the fund produced total returns of 18.18% for Class A shares, 17.32% for Class B shares, 17.35% for Class C shares, 18.31% for Class R shares and 17.87% for Class T shares.[1] This compares with a 18.47% total return produced by the fund's benchmark, the Morgan Stanley Capital International World ex U.S. Index, for the same period.[2] For comparison purposes, the Morgan Stanley Capital International World ex U.S. Growth Index produced a total return of 18.46%.

During the reporting period, international stocks generally performed better than U.S. securities, propelled by global economic growth and moderate interest rates. The fund also enjoyed good results, but slightly lagged its benchmark, primarily due to an overweight position in the disappointing technology sector.

What is the fund's investment approach?

The fund invests primarily in growth stocks of foreign companies. Normally, the fund invests at least 80% of its assets in stocks, including common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings.

In choosing stocks, we seek to identify companies with positive growth characteristics and improving business momentum that have not been recognized by the market. We look to add value through security selection and focuses on earnings growth (particularly the trend in current earnings and changes in expectations) and valuation (as measured by traditional value measures, such as price-to-earnings, price-to-cash flow and price-to-book value). Companies are then ranked within region, country and economic sector. Higher ranked companies then are reviewed, and an investment decision made, using traditional fundamental techniques.

What other factors influenced the fund's performance?

Because we employ a growth-oriented strategy, the fund tends to have a higher weighting in technology stocks than its benchmark, which is a blend of growth and value stocks. However, the technology sector continued to trail industry averages during the reporting period, producing only modest gains. Due to sharply higher energy and basic material costs, many businesses postponed orders for new technology products and services, where spending is generally discretionary rather than essential.

In addition, two of the fund's technology holdings saw profits fall due to business reversals. Japan-based Trend Micro, a maker of antiviral software, saw its shares decline after Microsoft entered its market. Canada-based Research In Motion continued to conduct litigation to protect its patent rights to the Blackberry device, and its shares declined after it lost an important courtroom battle.

Growth stocks historically have tended to outperform the value style of investing when earnings gains are scarce and investors put a premium on growth. That was not the case during the reporting period, as corporate profit growth was solid throughout the year and investors shrugged off negative factors, including surging energy prices, natural disasters and terrorist attacks.

Stocks in the energy and basic materials sectors rose sharply during the year, buoyed by an expanding global economy and stronger-than-expected growth in China and other emerging markets. The fund's investment in Oil Search, an Australian oil company, nearly doubled, while Husky Energy, an exploration company based in Canada, saw profits soar. One of the fund's top-performing holdings was Japan-based Mitsubishi, an industrial company that trades raw materials such as copper, iron ore and oil. The company, which is not connected to the automaker of the same name, benefited from rising commodity prices. BHP Billiton, an Australian mining company, benefited from strong appreciation in copper, coal and iron ore prices, as well as an acquisition that boosted earnings.

Not owning certain stocks also influenced the fund's relative performance. Elan, an Irish biotechnology company, was the worst perform-

ing stock in the benchmark for the reporting period, and the fund benefited by not owning it. However, the fund sold Toyota Motor during the year due to concerns that the company would have to spend a significant amount to expand production capacity. The stock rallied late in the reporting period to the detriment of the fund.

What is the fund's current strategy?

The fund has continued to focus on individual stock selection, looking for financially sound companies whose revenue and earnings growth potential are above average. We focus primarily on reasonably priced stocks that, in our analysis, fit into broad investment themes that we believe are likely to benefit from long-term trends.

As of the end of the reporting period, a favorable global economy continued to provide an ample selection of stocks meeting our criteria. Japan, the world's second largest economy, is making economic progress after many years in the doldrums. Meanwhile, China continues to grow rapidly, and GDP growth in the United States has remained steady despite rising interest rates. Even Europe is starting to show some improvement. Despite terrorist attacks, natural disasters and surging energy prices, investors appear to be optimistic regarding business prospects throughout the world.

November 15, 2005

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share prices and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through October 31, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World ex U.S. Index is an unmanaged index of global stock market performance, excluding the U.S., consisting solely of equity securities.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier International Growth Fund Class A shares, Class B shares, Class C shares and Class R shares and the Morgan Stanley Capital International World ex U.S. Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class B, Class C and Class R shares of Dreyfus Premier International Growth Fund on 10/31/95 to a $10,000 investment made in the Morgan Stanley Capital International World ex U.S. Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class T shares will vary from the performance of Class A, Class B, Class C and Class R shares shown above due to differences in charges and expenses.

Effective May 20, 2005, the fund changed its investment approach. Historical performance of the fund for periods before such date reflects the prior approach.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is an unmanaged index of global stock market performance, excluding the U.S., consisting solely of equity securities and includes net dividends reinvested. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/05*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)		11.43%	(3.84)%	2.89%	
without sales charge		18.18%	(2.70)%	3.50%	
Class B shares					
with applicable redemption charge †		13.32%	(3.84)%	3.00%	
without redemption		17.32%	(3.58)%	3.00%	
Class C shares					
with applicable redemption charge ††		16.35%	(3.49)%	2.63%	
without redemption		17.35%	(3.49)%	2.63%	
Class R shares		18.31%	(2.59)%	3.65%	
Class T shares					
with applicable sales charge (4.5%)	3/1/00	12.51%	(4.54)%	–	(8.63)%
without sales charge	3/1/00	17.87%	(3.66)%	–	(7.89)%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier International Growth Fund from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.37	$ 11.85	$ 11.53	$ 6.47	$ 9.79
Ending value (after expenses)	$1,103.20	$1,098.00	$1,099.00	$1,104.50	$1,100.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.07	$ 11.37	$ 11.07	$ 6.21	$ 9.40
Ending value (after expenses)	$1,018.20	$1,013.91	$1,014.22	$1,019.06	$1,015.88

† *Expenses are equal to the fund's annualized expense ratio of 1.39% for Class A, 2.24% for Class B, 2.18% for Class C, 1.22% for Class R and 1.85% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks–94.3%	Shares		Value ($)
Australia–4.1%			
BHP Billiton	42,400		658,178
BlueScope Steel	29,700		188,191
Foster's Group	69,100		299,824
Oil Search	66,600		164,417
Rinker Group	20,000		225,328
			1,535,938
Belgium–1.3%			
InBev	12,600		**503,916**
Canada–5.1%			
Canadian National Railway	5,000		361,461
Gildan Activewear	8,500	[a]	296,821
Husky Energy	7,100		327,175
Nortel Networks	58,300	[a]	187,810
Research In Motion	2,300	[a]	141,224
Sun Life Financial	6,200		230,921
TELUS	9,900		380,029
			1,925,441
Denmark–2.4%			
AP Moller–Maersk	48		434,225
Novo-Nordisk, Cl. B	9,030		462,854
			897,079
Finland–1.8%			
Fortum	12,100		214,317
Nokia	27,400		456,070
			670,387
France–10.3%			
BNP Paribas	5,832		442,354
Bouygues	6,800		335,723
France Telecom	6,500		168,991
Renault	5,200		450,539
Sanofi-Aventis	7,527		602,962
Schneider Electric	2,400		197,292
Societe Generale	3,750		428,339

Common Stocks (continued)	Shares	Value ($)
France (continued)		
Total	2,638	662,435
Vivendi Universal	18,600	586,179
		3,874,814
Germany−6.5%		
BASF	6,310	455,152
Continental	6,100	466,339
Deutsche Telekom	11,340	200,584
E.ON	4,520	409,727
SAP	1,830	313,160
Schering	6,100	375,412
ThyssenKrupp	10,700	217,365
		2,437,739
Greece−.9%		
Coca-Cola Hellenic Bottling	12,800	**348,440**
Hong Kong−1.5%		
China Mobile (Hong Kong)	130,100	**579,005**
Italy−1.9%		
Banca Intesa	83,600	390,486
ENI	11,602	311,097
		701,583
Japan−20.1%		
Canon	11,500	599,880
Eisai	11,000	429,167
Fujitsu	43,000	282,319
Honda Motor	10,600	577,528
Hoya	3,700	129,094
Hoya W/I	11,100	384,420
JFE Holdings	14,100	435,002
Kawasaki Kisen Kaisha	29,000	179,934
Matsushita Electric Industrial	11,000	199,931
Mazda Motor	95,000	445,753
Mitsubishi	43,500	841,103
Mitsui & Co.	27,000	330,177
Ono Pharmaceutical	6,700	297,675

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Santen Pharmaceutical	8,900	225,626
Sanyo Shinpan Finance	3,300	238,783
Sumitomo Electric Industries	35,500	464,323
Sumitomo Rubber Industries	19,000	232,183
Takeda Pharmaceutical	9,400	513,763
TV Asahi	100	266,403
Yamada Denki	5,900	515,645
		7,588,709
Netherlands−2.4%		
ING Groep	23,800	686,410
Royal Dutch Shell, Cl. A	7,500	231,416
		917,826
Norway−1.4%		
Norsk Hydro	2,145	214,655
Orkla	9,100	318,940
		533,595
Singapore−.5%		
Keppel	27,000	**184,877**
Spain−3.8%		
ACS	10,800	308,890
Banco Santander Central Hispano	14,700	187,564
Gestevision Telecinco	18,800	417,307
Repsol YPF	17,300	515,335
		1,429,096
Sweden−3.1%		
Telefonaktiebolaget LM Ericsson, Cl. B	176,400	576,521
Volvo, Cl. B	14,100	580,462
		1,156,983
Switzerland−8.1%		
Baloise Holding	3,650	186,054
Compagnie Financiere Richemont (Units), Cl. A	11,000	418,613
Credit Suisse Group	13,400	592,079
Logitech International	6,200 [a]	234,983
Nestle	1,330	394,996

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
Novartis	11,814	635,659
Roche Holding	1,620	242,076
UBS	2,265	192,338
Zurich Financial Services	1,057	180,335
		3,077,133
United Kingdom—19.1%		
AstraZeneca	20,500	919,359
Aviva	16,600	196,033
BAE Systems	45,900	268,584
Barclays	16,099	159,618
BP	57,400	634,151
British American Tobacco	26,100	574,391
BT Group	44,600	168,194
Diageo	25,700	379,940
HBOS	11,600	171,388
International Power	56,500	232,077
Old Mutual	88,200	205,738
Rolls-Royce Group	48,000	310,192
Sage Group	53,100	201,659
Schroders	12,300	187,066
Standard Chartered	9,500	199,482
Tesco	72,722	387,229
Vodafone Group	526,132	1,380,974
Xstrata	28,600	654,727
		7,230,802
Total Common Stocks		
(cost $29,987,919)		**35,593,363**

Preferred Stocks−.5%	Shares	Value ($)
Germany−.5%		
Fresenius (cost $180,617)	1,440	**202,473**

Short-Term Investments−.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
3.58%, 12/15/2005 (cost $59,737)	60,000 [b]	**59,738**

Total Investments (cost $30,228,273)	**94.9%**	**35,855,574**
Cash and Receivables (Net)	**5.1%**	**1,909,189**
Net Assets	**100.0%**	**37,764,763**

W/I—When issued.
[a] *Non-income producing.*
[b] *Held by a broker in a segregated account as collateral for open financial futures positions.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Health Care	10.6	Banking	5.3
Telecommunications	9.5	Transportation	3.3
Energy	7.4	Materials and Commodities	3.1
Miscellaneous	7.3	Electrical and Electronics	3.1
Beverages and Tobacco	5.6	Other	28.8
Automobiles	5.5	Futures	.1
Financial Services	5.4		**95.0**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2005

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 10/31/2005 ($)
Financial Futures Long				
MSCI PAN EURO	55	1,305,401	December 2005	12,649
TOPIX	3	373,824	December 2005	14,303
				26,952

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	30,228,273	35,855,574
Cash		970,478
Cash denominated in foreign currencies	825,767	822,534
Receivable for shares of Common Stock subscribed		258,768
Receivable for investment securities sold		216,243
Dividends receivable		53,862
Receivable for futures variation margin–Note 4		36,162
Prepaid expenses		23,128
		38,236,749
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		37,682
Payable for investment securities purchased		296,389
Payable for shares of Common Stock redeemed		71,504
Accrued expenses		66,411
		471,986
Net Assets ($)		**37,764,763**
Composition of Net Assets ($):		
Paid-in capital		48,162,007
Accumulated undistributed investment income–net		237,365
Accumulated net realized gain (loss) on investments		(16,284,991)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $26,952 net unrealized appreciation of financial futures)		5,650,382
Net Assets ($)		**37,764,763**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	34,063,485	2,418,548	1,209,822	47,082	25,826
Shares Outstanding	3,426,524	263,107	137,913	4,638	2,669
Net Asset Value Per Share ($)	**9.94**	**9.19**	**8.77**	**10.15**	**9.68**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended October 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $93,905 foreign taxes withheld at source)	882,598
Interest	3,137
Total Income	**885,735**
Expenses:	
Investment advisory fee–Note 3(a)	309,820
Shareholder servicing costs–Note 3(c)	178,470
Custodian fees	86,071
Registration fees	49,741
Distribution fees–Note 3(b)	25,758
Auditing fees	23,285
Prospectus and shareholders' reports	21,148
Legal fees	13,938
Directors' fees and expenses–Note 3(d)	11,330
Miscellaneous	18,715
Total Expenses	**738,276**
Less–reduction in investment advisory fee due to undertaking–Note 3(a)	(134,270)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(1,036)
Net Expenses	**602,970**
Investment Income–Net	**282,765**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	4,064,746
Net realized gain (loss) on forward currency exchange contracts	(124,709)
Net Realized Gain (Loss)	**3,940,037**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $26,952 net unrealized appreciation on financial futures)	3,162,799
Net Realized and Unrealized Gain (Loss) on Investments	**7,102,836**
Net Increase in Net Assets Resulting from Operations	**7,385,601**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income–net	282,765	406,996
Net realized gain (loss) on investments	3,940,037	11,166,897
Net unrealized appreciation (depreciation) on investments	3,162,799	(4,092,499)
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,385,601**	**7,481,394**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(980,992)	(890,802)
Class B shares	(32,498)	(44,821)
Class C shares	(14,421)	(17,827)
Class R shares	(334)	(542)
Class T shares	(505)	(23)
Total Dividends	**(1,028,750)**	**(954,015)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	5,966,123	17,707,210
Class B shares	691,625	604,829
Class C shares	367,921	218,371
Class R shares	23,349	2,575
Class T shares	34,268	1,900
Dividends reinvested:		
Class A shares	896,746	859,597
Class B shares	27,633	38,480
Class C shares	9,666	13,838
Class R shares	334	542
Class T shares	458	23
Cost of shares redeemed:		
Class A shares	(24,119,771)	(8,432,151)
Class B shares	(802,413)	(755,411)
Class C shares	(143,255)	(175,208)
Class R shares	(20)	(8,184)
Class T shares	(14,986)	–
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(17,062,322)**	**10,076,411**
Total Increase (Decrease) in Net Assets	**(10,705,471)**	**16,603,790**
Net Assets ($):		
Beginning of Period	48,470,234	31,866,444
End of Period	**37,764,763**	**48,470,234**
Undistributed investment income–net	237,365	1,025,095

	Year Ended October 31,	
	2005	2004
Capital Share Transactions:		
Class A[a]		
Shares sold	643,370	2,215,299
Shares issued for dividends reinvested	98,112	116,793
Shares redeemed	(2,614,513)	(1,049,466)
Net Increase (Decrease) in Shares Outstanding	**(1,873,031)**	**1,282,626**
Class B[a]		
Shares sold	80,097	81,111
Shares issued for dividends reinvested	3,247	5,609
Shares redeemed	(93,291)	(100,384)
Net Increase (Decrease) in Shares Outstanding	**(9,947)**	**(13,664)**
Class C		
Shares sold	43,347	30,818
Shares issued for dividends reinvested	1,190	2,109
Shares redeemed	(17,317)	(24,606)
Net Increase (Decrease) in Shares Outstanding	**27,220**	**8,321**
Class R		
Shares sold	2,469	320
Shares issued for dividends reinvested	36	72
Shares redeemed	(2)	(991)
Net Increase (Decrease) in Shares Outstanding	**2,503**	**(599)**
Class T		
Shares sold	3,838	242
Shares issued for dividends reinvested	51	3
Shares redeemed	(1,633)	–
Net Increase (Decrease) in Shares Outstanding	**2,256**	**245**

[a] *During the period ended October 31, 2005, 54,558 Class B shares representing $467,559 were automatically converted to 50,601 Class A shares and during the period ended October 31, 2004, 61,341 Class B shares representing $461,304 were automatically converted to 57,026 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	8.57	7.28	5.97	7.42	17.21
Investment Operations:					
Investment income (loss)−net a	.07	.09	.03	(.00)b	(.04)
Net realized and unrealized gain (loss) on investments	1.48	1.42	1.41	(1.45)	(4.91)
Total from Investment Operations	1.55	1.51	1.44	(1.45)	(4.95)
Distributions:					
Dividends from investment income−net	(.18)	(.22)	(.13)	–	–
Dividends from net realized gain on investments	–	–	–	–	(4.84)
Total Distributions	(.18)	(.22)	(.13)	–	(4.84)
Net asset value, end of period	9.94	8.57	7.28	5.97	7.42
Total Return (%)c	18.18	21.40	24.53	(19.54)	(39.33)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.72	1.95	2.02	1.83	1.51
Ratio of net expenses to average net assets	1.39	1.95	2.02	1.83	1.51
Ratio of net investment income (loss) to average net assets	.74	1.08	.45	(.05)	(.37)
Portfolio Turnover Rate	64.27	174.49	122.55	146.03	223.72
Net Assets, end of period ($ x 1,000)	34,063	45,440	29,246	26,334	36,546

a   *Based on average shares outstanding at each month end.*
b   *Amount represents less than $.01 per share.*
c   *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class B Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	7.94	6.75	5.54	6.94	16.54
Investment Operations:					
Investment income (loss)−net [a]	.00[b]	.02	(.03)	(.07)	(.13)
Net realized and unrealized gain (loss) on investments	1.37	1.33	1.30	(1.33)	(4.63)
Total from Investment Operations	1.37	1.35	1.27	(1.40)	(4.76)
Distributions:					
Dividends from investment income−net	(.12)	(.16)	(.06)	−	−
Dividends from net realized gain on investments	−	−	−	−	(4.84)
Total Distributions	(.12)	(.16)	(.06)	−	(4.84)
Net asset value, end of period	9.19	7.94	6.75	5.54	6.94
Total Return (%) [c]	17.32	20.30	23.07	(20.17)	(39.90)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.53	2.78	3.04	2.80	2.42
Ratio of net expenses to average net assets	2.19	2.78	3.04	2.80	2.42
Ratio of net investment income (loss) to average net assets	.04	.24	(.60)	(1.11)	(1.30)
Portfolio Turnover Rate	64.27	174.49	122.55	146.03	223.72
Net Assets, end of period ($ x 1,000)	2,419	2,168	1,936	1,965	3,520

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class C Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	7.59	6.47	5.30	6.67	16.02
Investment Operations:					
Investment income (loss)–net [a]	.01	.02	(.02)	(.05)	(.11)
Net realized and unrealized gain (loss) on investments	1.30	1.27	1.25	(1.32)	(4.40)
Total from Investment Operations	1.31	1.29	1.23	(1.37)	(4.51)
Distributions:					
Dividends from investment income–net	(.13)	(.17)	(.06)	–	–
Dividends from net realized gain on investments	–	–	–	–	(4.84)
Total Distributions	(.13)	(.17)	(.06)	–	(4.84)
Net asset value, end of period	8.77	7.59	6.47	5.30	6.67
Total Return (%) [b]	17.35	20.33	23.45	(20.54)	(39.56)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.48	2.77	2.89	2.71	2.33
Ratio of net expenses to average net assets	2.14	2.77	2.89	2.71	2.33
Ratio of net investment income (loss) to average net assets	.11	.23	(.41)	(.93)	(1.17)
Portfolio Turnover Rate	64.27	174.49	122.55	146.03	223.72
Net Assets, end of period ($ x 1,000)	1,210	840	663	563	754

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class R Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	8.72	7.40	6.08	7.45	17.22
Investment Operations:					
Investment income (loss)−net[a]	.09	.06	.11	.02	(.01)
Net realized and unrealized gain (loss) on investments	1.49	1.45	1.30	(1.39)	(4.92)
Total from Investment Operations	1.58	1.51	1.41	(1.37)	(4.93)
Distributions:					
Dividends from investment income−net	(.15)	(.19)	(.09)	−	−
Dividends from net realized gain on investments	−	−	−	−	(4.84)
Total Distributions	(.15)	(.19)	(.09)	−	(4.84)
Net asset value, end of period	10.15	8.72	7.40	6.08	7.45
Total Return (%)	18.31	20.89	23.21	(18.26)	(39.10)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.63	2.24	2.21	1.47	1.19
Ratio of net expenses to average net assets	1.28	2.24	2.21	1.47	1.19
Ratio of net investment income (loss) to average net assets	.98	.69	1.24	.29	(.09)
Portfolio Turnover Rate	64.27	174.49	122.55	146.03	223.72
Net Assets, end of period ($ x 1,000)	47	19	20	32	734

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Class T Shares	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	8.39	7.17	5.84	7.33	17.13
Investment Operations:					
Investment income (loss)–net[a]	.08	(.03)	(.06)	(.09)	(.08)
Net realized and unrealized gain (loss) on investments	1.40	1.39	1.39	(1.40)	(4.88)
Total from Investment Operations	1.48	1.36	1.33	(1.49)	(4.96)
Distributions:					
Dividends from investment income–net	(.19)	(.14)	–	–	–
Dividends from net realized gain on investments	–	–	–	–	(4.84)
Total Distributions	(.19)	(.14)	–	–	(4.84)
Net asset value, end of period	9.68	8.39	7.17	5.84	7.33
Total Return (%)[b]	17.87	19.22	22.77	(20.33)	(39.62)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.13	3.75	3.47	2.72	1.93
Ratio of net expenses to average net assets	1.78	3.75	3.47	2.72	1.93
Ratio of net investment income (loss) to average net assets	.77	(.44)	(1.05)	(1.14)	(.81)
Portfolio Turnover Rate	64.27	174.49	122.55	146.03	223.72
Net Assets, end of period ($ x 1,000)	26	3	1	1	7

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Growth Fund (the "fund") is a separate non-diversified series of Dreyfus Premier International Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series including the fund. The fund's investment objective is to maximize capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 300 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distri-

butions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $237,365, accumulated capital losses $16,157,634 and unrealized appreciation $5,523,025.

The accumulated capital loss carryover is available be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $11,605,405 of the carryover expires in fiscal 2009, $3,503,697 expires in fiscal 2010 and $1,048,532 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004, were as follows: ordinary income $1,028,750 and $954,015, respectively.

During the period ended October 31, 2005, as a result of permanent book to tax differences primarily due to tax treatment for foreign currency gains and losses, the fund decreased accumulated undistributed investment income-net by $41,745 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under either line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. Dreyfus had undertaken from November 1, 2004 through October 31, 2005, that if the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.15% of the value of the fund's average daily net assets. Dreyfus has currently undertaken from November 1, 2005 through October 31, 2006, that if the aggregate expenses of the fund, (exclusive of certain expenses as described above) exceed an annual rate of 1.50% of the value of the fund's average daily net assets the fund may deduct from the payment to be made to Dreyfus under the Agreement, or Dreyfus will bear, such excess expense. The reduction in investment advisory fee, pursuant to the undertaking, amounted to $134,270 during the period ended October 31, 2005.

During the period ended October 31, 2005, the Distributor retained $5,502 from commissions earned on sales of the fund's Class A shares and $1,668 and $461 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended October 31, 2005, Class B, Class C and Class T shares were charged $17,955, $7,730 and $73, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the

fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2005, Class A, Class B, Class C and Class T shares were charged $94,557, $5,985, $2,576 and $73, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2005, the fund was charged $42,711 pursuant to the transfer agency agreement.

During the period ended October 31, 2005, the fund was charged $3,143 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $23,980, Rule 12b-1 distribution plan fees $2,313, shareholder services plan fees $7,983, chief compliance officer fees $1,239 and transfer agency per account fees $7,246, which are offset against an expense reimbursement currently in effect in the amount of $5,079.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and forward currency exchange contracts, during the period ended October 31, 2005, amounted to $26,129,577 and $45,112,878, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions.

When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At October 31, 2005, there were no open forward currency exchange contracts.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2005, are set forth in the Statement of Financial Futures.

At October 31, 2005, the cost of investments for federal income tax purposes was $30,355,631 accordingly, accumulated net unrealized appreciation on investments was $5,499,943, consisting of $5,824,414 gross unrealized appreciation and $324,471 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier International Growth Fund

We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Dreyfus Premier International Growth Fund (one of the funds comprising Dreyfus Premier International Funds, Inc.) as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2005 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier International Growth Fund at October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
December 8, 2005

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended October 31, 2005:

—the total amount of taxes paid to foreign countries was $93,189.

—the total amount of income sourced from foreign countries was $334,926.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2005 calendar year with Form 1099-DIV which will be mailed by January 31, 2006.

For the fiscal year ended October 31, 2005, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $94,313 represents the maximum amount that may be considered qualified dividend income.

At a meeting of the Board of Directors held on May 24, 2005, the Board considered the re-approval for an annual period of the fund's Investment Advisory Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund by the Manager pursuant to the Investment Advisory Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Investment Advisory Fee and Expense Ratio. The Board members reviewed the fund's performance, investment advisory fee and expense ratio and

placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board members discussed the results of the comparisons for various periods ended March 31, 2005, and noted that the fund's performance was better than the comparison group and Lipper category averages for the one-year period ended March 31, 2005, but was below the comparison group and Lipper category averages for the three-, five- and ten-year periods ended March 31, 2005. The Board members noted that in October 2004, the fund's sub-investment advisory relationship was terminated and a new primary portfolio manager for the fund was appointed. The Board members discussed with the portfolio manager his investment strategy and the efforts undertaken to improve the fund's performance. The Board members also discussed the fund's investment advisory fee and expense ratio and reviewed the range of investment advisory fees and expense ratios for the funds in the comparison group. The fund's investment advisory fee was lower than the investment advisory fee paid by each of the other funds in the comparison group, but the fund's total expense ratio was higher than the comparison group and Lipper category averages. It was noted that the Manager had undertaken to waive a portion of its investment advisory fee and/or reimburse certain expenses of the fund through October 31, 2005, so that the fund's total expense ratio (with respect to Class A shares), after such waiver and/or reimbursement, was lower than the comparison group and Lipper category averages. After discussions with the Board members, the Manager agreed to a new undertaking that, until October 31, 2006, if the aggregate expenses of the fund, exclusive of taxes, brokerage commissions, extraordinary expenses, interest expenses, commitment fees on borrowings, shareholder servicing fees and Rule 12b-1 fees, but including the investment advisory fee, exceed 1.50% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Investment Advisory Agreement, or the Manager will bear, such excess expense.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Funds"), and noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Board analyzed differences in fees paid for managing the Similar Funds and discussed the relationship of the advisory fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager to evaluate the appropriateness and reasonableness of the fund's investment advisory fees.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Directors expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board generally was satisfied with the Manager's efforts to improve the fund's performance, as well as with the change in the fund's portfolio management which occurred in October 2004, but concluded that it was necessary to continue to closely monitor the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, including the Manager's undertaking to waive a portion of its investment advisory fee and/or reimburse certain expenses of the fund, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the investment advisory fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Investment Advisory Agreement was in the best interests of the fund and its shareholders.

Daniel Rose (76)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 22

Philip L. Toia (72)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Retired

No. of Portfolios for which Board Member Serves: 11

Sander Vanocur (77)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 22

Anne Wexler (75)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 36

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Eugene McCarthy, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
International Growth Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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